UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND
COMMUNICATIONS

MEDIA RELEASE

TWC.V

August 8, 2002

TWC ANNOUNCES UNAUDITED RESULTS FOR FISCAL YEAR END 2002

SYDNEY, AUSTRALIA - August 8, 2002 - The fiscal year ended June 30, 2002 was an extremely volatile year for business generally. This was particularly so for technology focused businesses and companies reliant on discretionary revenue streams.

Events of September 11, the global economic slowdown and the after shocks of the capital markets correction had an inevitable impact on the technology industry, advertising and discretionary spending. TWC has been negatively affected as a result, as is evidenced by the financial performance for the fiscal year ended June 2002.

Management has been and continues to be very focused on reducing costs and reducing cash utilisation.

Even prior to these events, TWC was aware of its exposure to volatility in discretionary spending and has been refocusing its operations and technology towards high growth and recession proof revenue streams.

As a result TWC, through its Flexemessaging Division, is now well positioned as an outsourced enterprise solution for all forms of electronic communication. Significant time and cost has been deployed in order to develop, FLEXML™, a third generation messaging platform to support the business direction. Billing represents the majority of corporate communication. It is in the full end-to-end service of multiple channel delivery of essential documents and associated functionality (web based payment and archival/retrieval), that TWC is differentiating itself as the leading enterprise messaging service provider.

TWC's EMdirect™ service for multi channel delivery of essential mail has attracted serious attention from large blue chip corporations and there are several projects at various stages of implementation.

TWC's target market is organizations whose primary objectives are to:

communicate with their customer base via each customers' medium of choice, in a highly cost efficient manner;

reduce communication costs and improve operational efficiency; and

understand and maximize customer relationships; and

liberate data in the depths of corporate databases and transform this data into information.

REVIEW OF OPERATIONS

Consolidated revenues (comprising Voice and Data Division revenues of $ 2.1 million and Flexemessaging Division revenues of $ 3.7 million) decreased by 52% to $ 5.8 million for the year ended June 30, 2002, compared to $ 12.2 million (comprising Voice and Data Division revenues of $ 7.3 million and Flexemessaging Division revenues of $ 4.9 million) for the year ended June 30, 2001. The decrease was largely attributable to the financial dealing room business being sold in January 2001 as well as the global market downturn and the September 11 tragedy. Cost of Goods Sold decreased to $ 2.6 million, from $ 5.2 million in the prior year. Costs of Goods Sold as a percentage of revenues increased to 45%, up from 43% in the corresponding period. Expenses reduced 13% to $ 6.0 million from $ 6.9 million in the prior year. Included in expenses for the year ended June 30, 2002 is $0.7 million incurred in the development of FLEXML™. Goodwill relating to the acquisition of Flexemessaging.com Inc has been written off in the current year in the amount of $ 0.6 million. A net loss from operations before development costs for the year ended June 30, 2002 of $ 2.3 million was reported, as compared to a profit of $ 0.35 million reported for the year ended June 30, 2001. A net loss after development costs and goodwill write off the year ended June 30, 2000 of $ 3.7 million was reported, as compared to a net profit (after an extraordinary gain of $ 1.6 million) reported for the year ended June 30, 2001 of $ 1.6 million.

For the Board of Directors

Nick Bird

CEO

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC and TRDWF.OB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC.BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: www.flexemessaging.com.au

www.tradewind.com.au

www.tradecentre.com.au

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2 Date of Material Change

State the date of the material change:

August 8, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

August 8, 2002
Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces unaudited results for the fiscal year ended June 30, 2002.

Item 5 Full Description of Material Change

See attached Schedule "A".

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(61 2) 9250-2222

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 8th day of August, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

Trade Wind
Communications TWC.V

Media Release

August 8, 2002

TWC ANNOUNCES UNAUDITED RESULTS FOR FISCAL YEAR END 2002

SYDNEY, AUSTRALIA - August 8, 2002 - The fiscal year ended June 30, 2002 was an extremely volatile year for business generally. This was particularly so for technology focused businesses and companies reliant on discretionary revenue streams.

Events of September 11, the global economic slowdown and the after shocks of the capital markets correction had an inevitable impact on the technology industry, advertising and discretionary spending. TWC has been negatively affected as a result, as is evidenced by the financial performance for the fiscal year ended June 2002.

Management has been and continues to be very focused on reducing costs and reducing cash utilisation.

Even prior to these events, TWC was aware of its exposure to volatility in discretionary spending and has been refocusing its operations and technology towards high growth and recession proof revenue streams.

As a result TWC, through its Flexemessaging Division, is now well positioned as an outsourced enterprise solution for all forms of electronic communication. Significant time and cost has been deployed in order to develop, FLEXML™, a third generation messaging platform to support the business direction. Billing represents the majority of corporate communication. It is in the full end-to-end service of multiple channel delivery of essential documents and associated functionality (web based payment and archival/retrieval), that TWC is differentiating itself as the leading enterprise messaging service provider.

TWC's EMdirect™ service for multi channel delivery of essential mail has attracted serious attention from large blue chip corporations and there are several projects at various stages of implementation.

TWC's target market is organizations whose primary objectives are to:

communicate with their customer base via each customers' medium of choice, in a highly cost efficient manner;

reduce communication costs and improve operational efficiency; and

understand and maximize customer relationships; and

liberate data in the depths of corporate databases and transform this data into information.

REVIEW OF OPERATIONS

Consolidated revenues (comprising Voice and Data Division revenues of $ 2.1 million and Flexemessaging Division revenues of $ 3.7 million) decreased by 52% to $ 5.8 million for the year ended June 30, 2002, compared to $ 12.2 million (comprising Voice and Data Division revenues of $ 7.3 million and Flexemessaging Division revenues of $ 4.9 million) for the year ended June 30, 2001. The decrease was largely attributable to the financial dealing room business being sold in January 2001 as well as the global market downturn and the September 11 tragedy. Cost of Goods Sold decreased to $ 2.6 million, from $ 5.2 million in the prior year. Costs of Goods Sold as a percentage of revenues increased to 45%, up from 43% in the corresponding period. Expenses reduced 13% to $ 6.0 million from $ 6.9 million in the prior year. Included in expenses for the year ended June 30, 2002 is $0.7 million incurred in the development of FLEXML™. Goodwill relating to the acquisition of Flexemessaging.com Inc has been written off in the current year in the amount of $ 0.6 million. A net loss from operations before development costs for the year ended June 30, 2002 of $ 2.3 million was reported, as compared to a profit of $ 0.35 million reported for the year ended June 30, 2001. A net loss after development costs and goodwill write off the year ended June 30, 2000 of $ 3.7 million was reported, as compared to a net profit (after an extraordinary gain of $ 1.6 million) reported for the year ended June 30, 2001 of $ 1.6 million.

For the Board of Directors

Nick Bird

CEO

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (CDNX:TWC and TRDWF.OB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the CDNX in Vancouver and trades under the symbol "TWC" and trades on the NASDAQ OTC.BB/Pink sheets under the symbol "TRDWF".

For more information please contact Nick Bird, Sydney, Australia (61 2) 9250 8888

Web sites: www.flexemessaging.com.au

www.tradewind.com.au

www.tradecentre.com.au

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  August 8, 2002

/s/ Nick Bird
Nick Bird, President